Exhibit 4.3

RUSORO MINING LTD.
(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS
Year End Report – December 31, 2007

General

This Management’s Discussion and Analysis (“MD&A”) forms part of the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2007. The following information, prepared as of May 6, 2008, should be read in conjunction with the December 31, 2007 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in U.S. dollars unless otherwise indicated.

Accounting Method – Comparative Information

On November 7, 2006, the Company acquired (the “Grupo Acquisition”) all of the issued and outstanding securities of Grupo Agapov Corp. (“Grupo Agapov”).  Under Canadian GAAP governing reverse takeover transactions, Grupo Agapov was considered the acquiring company for accounting purposes and the transaction was accounted for as an issuance of shares by Grupo Agapov with a recapitalization of the consolidated entity.

Significant Transactions

Effective March 5, 2007, the Company acquired all of the issued and outstanding securities of Mena Resources Inc. (“Mena”) in consideration of issuing a total of 31,424,255 common shares to the Mena shareholders, one common share of the Company was issued for every 1.7 issued and outstanding Mena common shares.  In addition, fully vested share purchase warrants and incentive stock options that were outstanding in Mena were converted to 9,580,912 warrants and 744,118 options in the Company.  Mena holds properties in Venezuela, Honduras, and Chile.  As a result of the transaction, Mena became a wholly owned subsidiary of the Company. The non-controlling interest in the subsidiary was eliminated and Mena’s shares were de-listed from the TSX Venture Exchange.

Prior to this acquisition Mena had a 24% interest in Balandria Ltd which wholly owned four Venezuelan entities. The remaining 76% interest was owned indirectly by the Company.

Immediately prior to the closing of the Mena Acquisition, Mena completed a brokered private placement, which provided net proceeds of CDN$67,750,810.

This transaction has been accounted for as an asset purchase.  The consideration paid has been allocated to the acquired assets based on their fair value at the date of acquisition. The consolidated

1055 Dunsmuir Street, Suite 2164, Four Bentall Centre, P O Box 49132

Vancouver, BC V7X 1B1

Tel:  604-632-4044 • Fax:  604-632-4045

www.rusoro.com

financial statements of the Company include the operating results of Mena commencing on the date of its acquisition.

The allocation of the purchase price is summarized below:

$

Cash	57,706,229
Other current assets	143,042
Mineral properties	76,905,021
Plant and equipment	15,788
Marketable securities	106,712
Long-term investments	112,323
Liabilities	(157,717)
Future income tax liabilities	(23,313,595)
111,517,803

$

Consideration 31,424,255 shares issued @ $3.05	95,781,321
Fair value of options and warrants	15,666,283
Acquisition costs	70,199
111,517,803

Gold Fields Netherlands Services BV

Effective November 30, 2007, the Company acquired all the Venezuelan assets and liabilities of Gold Fields Netherlands Services BV (“GF Netherlands”), a company existing under the law of the Netherlands and a wholly owned subsidiary of Gold Fields Limited (“Gold Fields”) for consideration of $180 million in cash and the issuance of a total of 140 million common shares. This 100% ownership is subject to the claim on a subsidiary of GF Netherlands.

This transaction has been accounted for as a business combination using the purchase method with the Company identified as the acquiror.

The allocation of the purchase price is summarized below:

$

Cash	2,712,372
Inventories - gold	1,390,462
Inventories - gold in process	3,101,227
Inventories – stockpile	5,165,080
Other current assets	10,034,586
Mineral properties	68,408,016
Property, plant and equipment	702,834,974
Other long-term assets	47,787
Current liabilities	(17,885,421)
Other long-term liabilities	(2,134,397)
Future income tax liabilities	(244,475,368)
529,199,318

$

Cash	180,000,000
Consideration 140,000,000 shares issued @ $2.31	323,400,000
Acquisition costs	25,799,318
529,199,318

In 1998, GF Netherland’s Venezuelan subsidiary Protomotora Minera de Venezuela, C.A. (“PMV”) entered into an arrangement with CVG Ferrominera del Orinoco C.A. (“FMO”), a state-owned company, wherein PMV would participate jointly in the development of mining activities in Venezuela with FMO; PMV taking a 70% equity interest and FMO taking a 30% equity interest in Protomotora Minera de Guayana (“PMG”).

Through negotiations that occurred in 2005, PMV agreed to pay $6 million to a Venezuelan government ministry (Ministry of Basic Industries and Mining – “MIBAM”) in exchange for an incremental 25% equity interest in PMG and a provisional permit to produce 500 kg of gold until MIBAM issued the exploitation permit to PMG.

PMV has paid $5 million of the $6 million agreed to under the foregoing 2005 agreement and the Company and its legal counsel believe that this is the legal basis to assert the ownership right of Rusoro over 95% of the equity of PMG. In order to complete its commitments under the 2005 agreement, however, the Company’s legal counsel believes the following steps need to be completed:

1.               MIBAM must deliver in writing to PMV the transfer instructions and PMV must pay the last instalment of $1 million.

2.               PMV, FMO and PMG must hold a share-holders meeting of PMG with the purpose of granting FMO an undilutable 5% freely transferable equity interest in PMG.

Once the foregoing steps are completed and FMO has formally abandoned any legal action brought against PMV, the original joint venture agreement must be terminated.

The acquisition of the Venezuelan assets and liabilities of GF Netherlands has been accounted for on the basis that Rusoro has acquired these net assets with a 5% indilutable equity interest in PMG owned by the Venezuelan government. In management’s opinion there is minimal likelihood that the Company will not be successful in completing the foregoing steps. The final $1 million payment to be made in connection with the 2005 arrangement (which remains outstanding) has been accrued in the financial statements of the business acquired.

Business of the Company

The Company has two distinct business segments; i) exploration of mineral properties and ii) the extraction, processing and sale of gold ore. The Company’s business operations are mainly in Latin America, with a primary focus in Venezuela.

The following is a summary of work conducted on the Company’s properties during 2007.   The Company holds the mineral rights of a group of projects in Bolivar State, southern Venezuela totaling approximately 99,000 hectares.  The projects are located within a regional belt 200 km long and 50 km wide which includes, from north to south; the El Callao, El Dorado, Cuyuni, and Km88 mining districts.

The most advanced projects are the Choco 10 Mine, the Increible 6 gold deposit, the El Dorado project and the Valle Hondo project.   Additional projects with existing advanced exploration data include the Ceiba project, Trinidad project and the Km88 project.

The Company acquired the producing Choco 10 Gold Mine in the fourth quarter of 2007.  Development work was completed during 2007 at the Increible 6 and El Dorado projects.  Exploration activities during 2007 were focused on diamond and RC drilling directed at defining the known ore bodies and evaluating additional gold mineralized zones.

At Choco 10, proven and probable reserves are 1.66 million ounces contained in 15.4M t @ 3.40 g/t Au.  The company now has a total of 6.63M oz (84.0M t @ 2.50 g/t Au) ounces measured and indicated and 6.22M oz (108.2Mt @ 1.80 g/t Au) ounces inferred.  All resource and reserve estimates are supported by independent NI 43-110 compliant technical reports.  A series of updated resource and reserve estimates are scheduled throughout 2008.

Summary of Mining Operations

The Company purchased the operating Choco 10 gold mine in November 2007 as part of the Goldfields acquisition.  The mine has produced 9,433 ounces since its acquisition until December 31, 2007.  The Choco 10 Mine, located in the El Callao district, which is within 10 km of the Company’s Increíble 6 project, is currently producing approximately 8,000 to 9,000 ounces of gold per month.  None of the Company’s gold production is hedged.

The project has excellent access via well maintained roads from the town of El Callao.  The project has a current NI 43-101 compliant resource of 221,000 Au ounces measured (2.3Mt @ 2.9 g/t), 4,230,000 Au ounces indicated (53.8Mt @ 2.4g/t) and 2,870,000 Au ounces inferred (40.8Mt @ 2.2 g/t).  The current 43-101 compliant resource numbers are based on more than 224,000 metres of drilling in 2,058 drill holes.

During 2007, issues regarding the supply of water to the mine site and the lack of water required to support the milling operation, were resolved largely through the drilling of several water wells.  Ample water supplies are now available for the mine to sustain mill production at levels for 2008.

A collective agreement was reached in 2007 with the Choco 10 mine site labour unions. The agreement included wage increases, related to inflationary adjustments, in addition to certain production related incentives.   Also during the year a settlement agreement was reached with the Coacia Small Miners collective relating to specific areas of Choco 10.

During 2007, the Company received the necessary permit for the completion of an additional waste rock storage area at the mine covering 120 hectares along with the accompanying operating permit for three years. A further permit was authorized for the continued operation and possible expansion of the water wells which are vital to ensure that water is not an issue now or in the future. The completion of both the waste rock and water permitting is a significant advancement toward the expansion plans being contemplated at the mine.

The following is a summary of exploration work conducted on the Company’s properties during the year ended December 31, 2007.

	El Dorado
	San Rafael El Placer	Emilia	CEIBA II	Valle Hondo	Increible 6	Atlantida	Minoro	El Callao	Other Properties	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Balance, Dec 31, 2005	11,138	1,006	1,160	828	2,579	10,169	—	—	2,805	29,685
Acquisition and holding costs	—	—	—	—	—	—	—	—	233	233
Exploration costs
Camp, equipment and geological fees	—	933	—	146	978	8	—	—	158	2,223
Drilling and assays	1,178	1,168			2,629					4,975
	1,178	2,101	—	146	3,607	8	—	—	158	7,198

Writedown of mineral properties	—	(11)	—	—	—	(10,177)	—	—	(106)	(10,294)
Balance, Dec 31, 2006	12,316	3,096	1,160	974	6,186	—	—	—	3,090	26,822
Acquisition of Mena properties	—	—	—	18,807	39,319	—	15,215	—	3,564	76,905
Acquisition of Goldfields properties	—	—	—	—	—	—	—	68,408	—	68,408
Foreign exchange gain								4,629		4,629
Exploration costs
Camp, equipment and geological fees	2,520	334	—	506	3,667	—	44	253	236	7,560
Drilling and assays	2,134	—	—	65	4,748	—	—	—	111	7,058
	4,654	334	0	571	8,415	—	44	253	347	14,618
Reclassified to assets held for sale	—	—	—	—	—	—	—	—	(805)	(805)
Write-down of mineral properties	—	—	—	—	—	—	—	—	(290)	(290)
Balance, Dec 31, 2007	16,970	3,430	1,160	20,352	53,920	—	15,259	73,290	5,906	190,287

El Dorado

The Company’s mineral titles in the El Dorado district are comprised of Emilia, Emilia II, El Placer, San Rafael, Ceiba, and others.  This block of claims has a history of past gold production and contains the Company’s Emilia mill.

The existing Emilia mill, which has been on care and maintenance since September 2006, is located in the central portion of the El Dorado project.

During 2007, the permitting process was completed and three permits have been recently authorized for the continued exploration, development and future start-up of gold production for the El Dorado projects (San Rafael/ El Placer/ Emilia).

Exploration during 2007 primarily consisted of 82,613 metres of drilling directed at a number of targets.  Additional work in support of the drilling activities included metallurgical testing, thin section analyses, surveying, and upgrading of access.   An updated resource estimate and technical report on the El Dorado projects is currently being completed by Micon International and is scheduled to be finished in 2008.

Valle Hondo

The 13,000 hectare Valle Hondo Project is located 40 km east of the Company’s Emilia mill.  During 2007, the Company drilled a total of 2,461 metres in 16 different holes on the Arenales Anomaly.

The current NI 43-101 compliant resources, completed by Scott Wilson Roscoe Postle Associates in June 2006, are: indicated 3.49Mt grading 0.92g/t for 103,000 ounces and an additional inferred resource of 47.0 Mt @ 0.89 g/t containing 1,348,000 ounces.  During 2007, the Company commenced a 50,000 metre drilling program consisting of both in-fill and expansion drilling targeted to advance this project.

Increíble 6

The Increíble 6 project is located in the El Callao Gold District, 10 km northeast of the Choco mill.  Previous work at Increíble 6, including geochemistry, geophysics trenching, and drilling has outlined a series of gold targets.  The main gold zones (Culebra, Cristina, Elisa, and Olga) are contained within a 4.5 km long and 1.0 km wide east-west trending shear zone, which crosses the central portion of the project.  A total of 111,965 metres of additional drilling was completed in 2007.

During 2007, an updated resource estimation was completed by the independent consulting firm of Micon International.  Current 43-101 compliant resources are; indicated 1,587,000oz Au (23.45Mt grading 2.11 g/t) and inferred 1,100,000oz Au (17.5Mt grading 1.95 g/t).

Additional work in 2007 in support of the drilling activities included rock sampling, metallurgical testing, thin section analyses, surveying, construction of a field camp and office, and upgrading of access.

Minoro

The Minoro project is located in Honduras and covers 10,000 hectares.  No field work was completed during 2007.

El Callao

The El Callao project consists of ten titles covering 41,644 hectares, seven of these titles; Choco 1, 2, 6, 9, 12 and 13 are located within the central portion of the El Callao district with the remaining three titles; Bochinche Zero, 1 and 2) located 40 km to the north-east.

Exploration during 2007 consisted of geological mapping and geochemical sampling designed to prioritize existing anomalous zones that had been outlined by previous work. A series of target areas were identified and several subsequently tested by drilling 12 diamond drill holes totalling 1,421 metres.

Atlantida

The Atlantida project is located 30 km north-east of Emilia. The project covers 4,975 hectares. During 2006, the Company decided not to pursue further exploration work on this project and all previously accumulated costs were written down.

Km88

During 2006, the Company acquired the Oro88 concessions, which are located in the Km88 district, from a significant shareholder and director of the Company.  The acquisition of these concessions has been recorded at their cost to the related party transferor ($232,652).  The Company agreed to pay $5,000,000 for the Oro88 concessions and as such, the $232,652 cost of the concessions has been recorded as other acquisition costs with the balance of $4,767,348 recorded as a reduction to contributed surplus.

At December 31, 2007, $2,500,000 of this $5,000,000 remained unpaid.

The Km88 project is an 18,000 hectare block of mineral titles located in the Km88 district approximately 95 km south of the Emilia mill.  Exploration drilling was completed on the northern portion of this project during 2007. A total of 2,074 metres were drilled in 11 diamond drill holes to further investigate a series of surface targets. Further drilling work is expected to be performed in 2008.

Other Bolivar State Projects

At the Trinidad project, field work including data compilation, soil and rock sampling and trenching, has outlined five anomalous zones.  During 2007, drilling was performed on a series of surface gold anomalies and data compilation, target selection and drilling was also performed on the Increíble 14 project.

Selected Annual Information

The following table provides information for each of the three most recently completed financial years:

	2007 ($)	2005 ($)	2005 ($)
Loss before discontinued operations and extraordinary items:
Total	32,243,989	35,989,508	12,051,037
Per share	0.20	1.93	114,772
Fully diluted per share *	N/A	N/A	N/A
Net Loss
Total	32,243,989	37,496,934	12,605,499
Per share	0.20	2.01	113,868
Fully diluted per share *	N/A	N/A	N/A
Total Assets	1,006,524,217	42,526,479	34,990,696
Total long-term liabilities	279,036,460	4,986,192	54,672,043

*The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on earnings per share is recognized to the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the years presented, however, this proved to be anti-dilutive.  Basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Results of Operations for the Year Ended December 31, 2007 Compared to the Year Ended December 31, 2006

For the year ended December 31, 2007 (“FY07”) the Company had a consolidated net loss of $32.2 million compared to a net loss of $37.5 million for the year ended December 31, 2006 (“FY06”).

Revenue from gold sales amounted to $3.5 million, all revenue in the year was generated as a result of the Company acquiring the operating Choco 10 mine from Goldfields Netherlands Services BV. During FY06, the Company had discontinued its gold sales operations, while it completed the construction of an upgraded and expanded production facility to process gold material, this upgrade and expansion has not yet been completed.

The Company had a gross loss of $3.8 million for FY07, the gross loss is attributable to the under absorption of production overheads into inventory at the Choco 10 mine.

The administration costs for FY07 were significantly impacted by the stock-based compensation expense associated with the issuance of stock options in the last quarter of 2006 and by further issuances of stock options during the current year. Included within administration expense is $12.2 million of stock-based compensation expense associated with options granted to various members of the Company’s board of directors. Also included in administration expense is $2.8 million of expenses associated with maintaining and staffing corporate offices in Venezuela, directors fees of $700k and rent and utilities expenses for the Vancouver head office in the amount of approximately $400k. Furthermore, the Moscow office incurred expenses of approximately $300k related to rent, utilities, salaries and general corporate expenditures.

Consulting expenses for FY07 includes $3.8 million in stock-based compensation expense associated with stock options granted to third parties to assist in the management of the Company.  A further $3.2 million relates to expenses relating to consultants who provided services to assist in the management and investor relations functions of the Company.

Interest income in the year was $2.5 million (FY06: interest expense $8.2 million) which reflects the interest earned on cash balances held during the year and in particular the $57.7 million cash balance that was inherited as part of the Mena acquisition.

Professional fees related mainly to legal, tax, audit and accounting services provided in relation to the Company being publicly traded.

Salary expense for FY07 includes $800k of stock-based compensation expense associated with stock options granted to key employees and a further $1.1 million relates to the wages and salaries expense paid to the Vancouver head office employees.

During FY07 the Company made one donation to a charitable foundation for the sum of $1.1 million.

Travel and entertainment expenses during FY07 were $3.7 million which was a result of the Company having corporate offices in Canada, Venezuela and Russia and operations in Venezuela. The additional travelling incurred to secure the Goldfields acquisition in the last quarter of FY07 directly accounted for $2.0 million of this expense.

There was a future income tax recovery in the year of $2.2 million, this is a non-cash item and arose due to the Gold Fields acquisition.

During FY07, the Company did not hold any non-bank sponsored asset-backed commercial paper.

Quarterly Information

The following table provides information for the Company for the quarters ended December 31, 2007, March 31, 2007, June 30, 2007, September 30, 2007 and December 31, 2007 and for Grupo Agapov (now called Rusoro Mining (Panama) Inc.) for the fiscal quarters of 2006 prior to being acquired by the Company in late 2006:

	Quarter Ended Dec. 31, 2007	Quarter Ended Sept. 30, 2007	Quarter Ended June 30, 2007	Quarter Ended Mar. 31, 2007
	($000’s)	($000’s)	($000’s)	($000’s)
Revenue	3,495	—	—	—
Loss before discontinued operations	(12,980)	(11,187)	(4,167)	(3,910)
Net Loss	(12,980)	(11,187)	(4,167)	(3,910)
Loss per share	(0.06)	(0.08)	(0.03)	(0.03)

	Quarter Ended Dec. 31, 2006	Quarter Ended Sept. 30, 2006	Quarter Ended June 30, 2006	Quarter Ended Mar. 31, 2006
	($000’s)	($000’s)	($000’s)	($000’s)
Revenue	—	—	—	—
Loss before discontinued operations	(24,136)	(2,679)	(5,554)	(3,621)
Net Loss	(25,362)	(3,010)	(5,273)	(3,853)
Loss per share	(0.85)	(28,662)	(80,219)	(36,693)

The trend in the net losses before discontinued operations reflects the Company’s continued efforts to develop the mineral properties within its portfolio and to progress from being a mineral exploration company to a mineral exploitation company.

Revenue in FY07-Q4 is due to the Gold Fields acquisition which included the Choco 10 mine.

The FY07-Q4 loss per share has been impacted by the approximately 240 million shares issued in the quarter in relation to the Gold Fields acquisition.

The additional issuance of stock options in September 2007 mainly accounts for the increase in the reported net loss when compared to the two previous quarters.

The FY06-Q4 loss before discontinued operations has been considerably impacted by the transition to becoming a public company and by the mineral property impairment charge.

The loss per share figures reflect the share recapitalization upon the RTO and the issuance of shares to effect the Mena acquisition in March 2007 and the further issuance of shares in November 2007 to effect the Gold Fields acquisition.

There are no seasonal factors that could significantly influence the results of the Company.

Results of Operations for the Quarter Ended December 31, 2007 Compared to the Quarter Ended December 31, 2006

For FY07-Q4 the Company had a consolidated net loss of $13.0 million compared to a net loss of $25.4 million for FY06-Q4.

Revenue from gold sales amounted to $3.5 million, all revenue was generated as a result of the Company acquiring the Gold Fields Venezuelan assets, including the operating Choco 10 mine. During FY06, the Company had discontinued its gold sales operations, while it completed the construction of an upgraded and expanded production facility to process gold material, this upgrade and expansion has not yet been completed.

The Company had a gross loss of $3.8 million for FY07-Q4, the gross loss is attributable to the under absorption of production overheads into inventory at the Choco 10 mine.

The administration costs for FY07-Q4 were significantly impacted by the stock-based compensation expense associated with the issuance of stock options in the last quarter of 2006 and by further issuances of stock options during the current year. Included within administration expense is $5.9 million of stock-based compensation expense associated with options granted to various members of the Company’s board of directors. Also included in administration expense is $1.1 million of expenses associated with maintaining and staffing corporate offices in Venezuela, directors fees of $100k and expenses for the Vancouver head office in the amount of approximately $600k. Furthermore, the Moscow office incurred expenses of approximately $300k related to rent, utilities, salaries and general corporate expenditures.

Consulting expenses for FY07-Q4 included $1.2 million in stock-based compensation expense associated with stock options granted to third parties to assist in the management of the Company.  A further $800k relates to expenses relating to consultants who provided services to assist in the management and investor relations functions of the Company.

A foreign exchange gain of $3.8 million was recorded in FY07-Q4 which was attributable to a $5.9 million gain due to a reduction in the future income tax liability related to the Mena acquisition partly offset by a realised foreign exchange loss of $1.4 million which was attributable to a CDN$ denominated bank account and a $700k loss attributable to the depreciation of the Venezuelan bolivar in the quarter.

Interest income in the period was $900k which reflected the interest earned on the cash balances held during the quarter.

Professional fees related mainly to legal, tax, audit and accounting services provided in relation to the Company being publicly traded.

Salary expense for FY07-Q4 includes $200k of stock-based compensation expense associated with stock options granted to key employees and a further $500k relates to the wages and salaries expense paid to the Vancouver head office employees.

During FY07-Q4, the Company made a donation to a charitable foundation for the sum of $1.1 million.

Travel and entertainment expenses for FY07-Q4 were $2.8 million which is a result of the Company having corporate offices in Canada, Venezuela and Russia and operations in Venezuela. The additional travelling incurred to secure the Goldfields acquisition in FY07-Q4 directly accounted for $2.0 million of this expense.

There was a future income tax recovery in the year of $2.2 million, this is a non-cash item and arose due to the Gold Fields acquisition.

Liquidity and Capital Resources

The Company’s cash position increased from $11.1 million at December 31, 2006 to $31.4 million at December 31, 2007.

Non-cash working capital increased from $(5.9) million at December 31, 2006 to $6.2 million at December 31, 2007.

A private placement was completed in FY07-Q4 for $225 million and commission of $13.5 million was paid on this transaction. From the monies raised, $205 million was used to acquire Gold Fields with the balance used to fund on-going working capital requirements, including the repayment of short-term borrowings of $2.4 million.

Additionally, as part of financing activities, a private placement financing was completed by Mena just prior to it being acquired by the Company which raised net proceeds of $57.7 million.

The Company also received $764k during FY07 from the exercising of warrants and stock options.

Investing activities included $11.5 million spent on developing the mineral property portfolio. Additionally, plant and equipment was purchased for $11 million.

Management expects that the Company will be able to fund its corporate and exploration commitments over the next 12 months by generating sufficient cash flow from its mining operations.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Related Party Transactions

Related party transactions are recorded at the exchange amount which is the consideration agreed to between the parties.

During FY07, the Company paid a security deposit of $41,373 for a lease on the Moscow representative office to a company controlled by the CEO and a director. A further amount of $65,267 was paid to the same company to cover the cost of leasehold improvements and for the provision of office equipment. A further amount of $468,997 was paid to this company to reimburse it for the administrative costs incurred by the Moscow office. Additionally, this company was also reimbursed during the year for an amount of $552,095 which relates to the provision of consulting and professional fees as well as travel expenses.

Companies which are controlled by the Chairman and the CEO and certain senior managers of the Company provided drilling and geological services during FY07 in the amount of $2,774,738. This amount has been capitalised as part of mineral properties.

A company controlled by the Chairman and the CEO owns the office building which houses the administration and accounting functions in Venezuela for which the Company paid $120,966.

The Chairman was paid $251,951 during FY07 for the provision of management services in accordance with the terms of the consulting contract that he has with the Company.

The CEO was paid $323,070 during FY07 for the provision of management services in accordance with the terms of the consulting contract that he has with the Company.

A company owned by the Chairman which specialises in aircraft charters provided travel services amounting to $2,074,570 during FY07. The provision of these services assisted in the completion of the Gold Fields acquisition.

A law firm, of which a director is a partner, provided general legal advice and services to the Company during FY07 which amounted to $169,075.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Disclosure of Outstanding Share Data as at May 6, 2008

Designation of Securities	Number or Principle Amount Outstanding	If Convertible, Exercisable or Exchangeable for Common Shares, Maximum Number of Common Shares Issuable
Common shares	387,182,165	387,182,165
Stock options	19,041,178	19,041,178
Share purchase warrants	108,800,129	108,800,129
Total (maximum number of common shares) – fully diluted		515,023,472

Change in Accounting Policies

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1530: Comprehensive Income, CICA Handbook Section 3251, Equity, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, CICA Handbook Section 3861, Financial Instruments – Disclosure and Presentation and CICA Handbook Section 3865, Hedges.  These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities, derivatives, and hedge accounting.

Handbook Section 1530, Comprehensive Income, establishes standards for reporting and displaying Comprehensive Income, Comprehensive Income is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Handbook Section 3251, Equity, establishes standards for the presentation of equity in the reporting period.

Handbook Section 3855, Financial Instruments – Recognition and Measurement, establishes standards for recognizing and measuring financial instruments, namely financial assets, financial liabilities and derivatives.  It requires that financial instruments be classified into one of the following five categories: held for trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  Subsequent measurement and recognition of changes in the fair value of financial instruments depends on their initial classifications.

The Company has implemented the following classifications:

•                  Cash and cash equivalents are classified as held for trading and are measured at fair value.

•                  Accounts receivable are classified as loans and receivables and are measured at amortized costs.

•                  Accounts payable, accrued liabilities and loan payable on acquisition are classified as other financial liabilities and are recorded at amortized costs.

Handbook Section 3861, Financial Instruments – Disclosures and Presentation, establishes standards for presentation of financial instruments, namely financial assets, financial liabilities and derivatives.

Handbook Section 3865, Hedges, specifies how to apply hedge accounting and the needed disclosures when it is applied.

The adoption of the foregoing new standards had no impact on the Company’s financial position or results of operations.

Recent Pronouncements in Accounting Standards

a)              Handbook Section 1400, General Standards of Financial Presentation, was amended to include the requirements for assessing and disclosing an entity’s ability to continue as a going concern. The amendment is based upon International Accounting Standard IAS1, Presentation of Financial Statements.

This section is applicable to interim and annual financial reporting statements relating to fiscal years beginning on or after January 1, 2008 with earlier adoption encouraged.  The Company will adopt this section in fiscal 2008 but this will not have an impact on the financial statement disclosures as the Company is currently complying with this requirement.

b)             Handbook Section 1535, Capital Disclosures, requires disclosures about capital and is harmonized with recently amended International Accounting Standard IAS1.  The standard is applicable to all entities, regardless of whether or not that they have financial instruments.

Entities are required to disclose information about their objectives, policies and processes for managing capital as well as their compliance with any externally imposed capital requirements, where they may exist.

This section is applicable to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 with earlier adoption encouraged.  The Company will adopt this section in fiscal 2008.

The Company is currently investigating the impact that this section will have on the Company’s disclosures. The impact is currently not known.

c)              Handbook Section 3031, Inventories, replaces Handbook Section 3030, Inventories and provides Canadian equivalent to International Accounting Standard IAS2, Inventories.

This section provides guidance on the determination of cost and requires the allocation of overheads and other costs to inventory, allocation of fixed production overhead based on normal capacity levels, with unallocated overhead expensed as incurred.  The section requires the consistent use (by type of inventory with similar nature and use) of either first-in, first-out (FIFO) or weighted average cost formula to measure the cost of other inventories.  The use of the last-in, last-out (LIFO) formula to measure the cost of inventories is no longer acceptable.  Under this section, when the circumstances that previously caused inventories to be written down below cost no longer exist or where there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed, but the reversal is limited to the amount of the original write-down.  This section also includes expanded disclosure requirements.

This section is applicable to interim and annual financial reporting statements relating to fiscal years beginning on or after January 1, 2008.  When applying the section for the first time, an entity can either apply this section to the opening inventory for the period and adjusts opening retained earnings by the difference in the measurement of opening inventory (prior periods are not restated) or apply the section retrospectively and restates prior periods in accordance with Handbook Section 1506, Accounting Changes.  The Company will adopt this section in fiscal 2008.

The Company is currently investigating the impact that this section will have on the Company’s financial position and results of operations. The impact is currently not known.

d)             Handbook Section 3064, Goodwill and Intangible Assets, replaces Handbook Sections 3062, Goodwill and Other Intangible Assets and 3450, Research and Development costs.

This section establishes standards for the recognition, measurement, presentation, and disclosure of goodwill and intangible assets.  Certain items are specifically excluded from the scope of the Section including the initial recognition, measurement and disclosure of goodwill and intangible assets acquired in a business combination, the establishment of a new cost basis for intangible assets as part of a comprehensive revaluation, intangible assets held by an entity for sale in the ordinary course of business, non-current intangible assets classified as held for sale or included in a disposal group that is classified as held for sale, etc.

This section is applied to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Earlier adoption is encouraged.  The Company will adopt this Section in fiscal 2009.

The Company is currently investigating the impact that this section will have on the Company’s financial position and results of operations. The impact is currently not known.

e)              Handbook Section 3862, Financial Instruments – Disclosures

Section 3862 replaces the disclosure requirements of previous Section 3861 Financial Instruments – Disclosure and Presentation and converges with International Financial Reporting Standard IFRS7, Financial Instruments – Disclosures.  This Section applies to interim and annual financial reporting statements relating to fiscal years beginning on or after October 1, 2007.  The Company will adopt this Section in fiscal 2008.

The Company is currently investigating the impact that this section will have on the Company’s disclosures. The impact is currently not known.

f)                Handbook Section 3863, Financial Instruments – Presentation

Section 3863 is consistent with previous Section 3861, which was based on International Financial Reporting Standard IFRS7.  This section applies to interim and annual financial reporting statements relating to fiscal years beginning on or after October 1, 2007.

The Company will adopt this section in fiscal 2008. The Company is currently investigating the impact that this section will have on the Company’s financial position and results of operations. The impact is currently not known.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the Company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Legal Contingencies

Corporación Cabello Galvez

The Company has been named as a defendant in two legal matters outstanding in relationship to the disputed ownership of shares of Corporación Cabello Galvez.  The plaintiff expresses rights that would effectively give that party full ownership of the mining property held by the Company.  The Company denies these ownership rights and asserts full ownership of Corporación Cabello Galvez.  The outcome of this matter cannot be estimated at this time and no accrual for any provisions has been made.  Corporación Cabello Galvez’s single asset is the mineral property concession of Atlántida which has a carrying value of $Nil at December 31, 2007 (2006 - $Nil).

In addition, Corporación Cabello Galvez’s term of incorporation elapsed under Venezuelan law on February 1, 1997.  This subsidiary remains in wind-up stage unless shareholders resolve to reactivate it pursuant to Venezuelan law.

Ferrominera del Orinoco

Ferrominera del Orinoco (“FMO”), a Venezuelan government entity, has instigated legal proceedings against a subsisiary of the Company asking for the annulment of a shareholders meeting whereby FMO’s equity stake in Promotora Mineria de Guyana (“PMG”) was diluted from 30% to 0.02%. The Company’s legal counsel believes that there is no merit to the proceedings and the probability of the Company losing the legal action is very low, although FMO in their statement of claim has asked for $9 million as compensation. No amount has been accrued in these financial statements for the claim by FMO since management and the Company’s legal counsel have assessed that it is unlikely that FMO will be successful in their claim.

Included in the costs to acquire the Venezuelan assets and liabilities of GF Netherlands is $11.6 million paid to a BVI incorporated entity which acted as intermediary consultant and advisor for the Company in completing this acquisition.  The services provided by the company were the negotiation of release from this legal action in return for an indilutable 5% ownership interest by FMO in PMG.  However, certain steps remain outstanding to firmly document the completion of the transaction and until documented this action is not legally released and remains outstanding.

Other Matters

In the normal course of business, the Company has been named as a defendant in nine matters before the courts and a mediator within Venezuela.  Total claims on these matters are $729,765.  The outcome of these matters cannot be determined at this time and the Company has not accrued for any losses on these matters.

Risks and Uncertainties

Financial Instruments and Risks

The carrying value of the Company’s financial instruments, consisting of cash, loans and other receivables, advances to related companies, accounts payable and accrued liabilities, and amounts due to related parties approximate their fair value due to the short-term maturity of such instruments.  The carrying value of the long-term payable approximates to its fair value.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest rate risk arising from these financial instruments.

Title Risk

Title to mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties.  Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral leases or licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mining properties.  The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.  The Company’s principal mineral properties and mining rights are located in Venezuela.  In 2005, the Government of Venezuela announced that it would be changing the mining title regime from a system where title was granted in the form of either concessions or operating contracts to a system where all new titles would be granted in the form of operating contracts.  In order to effect this change, the Government advised that it would need to create a national mining company which would be the nation’s contracting party covering the entire country of Venezuela.  The Government also indicated that, given this change in title regime, it would also be appropriate to review all existing mining companies in a single comprehensive exercise to ensure that only companies found to be in compliance with their existing title terms and conditions would qualify for the new title.

Country Risk

The Company’s mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations.  The risks associated with the Company’s foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulation and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other nongovernmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Company’s projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.  The Company’s mineral properties and mining rights are located in Venezuela and as such, the Company may be affected by political or economic instabilities.

Currency Risk

The Company is exposed to currency risk as certain of its assets are denominated in foreign currencies.  Unfavourable changes in the applicable exchange rate may result in a decrease or increase in foreign exchange gains or losses.  The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company’s Venezuelan operations and cash holdings are currently subject to currency and exchange controls.  These government imposed controls may adversely affect the Company as such controls restrict the Company’s ability to flow U.S. dollars out of the country.

As at December 31, 2007, the Company holds cash of $516,268 (2006: $1,384,420) in Venezuelan Bolivars.

SUBSEQUENT EVENTS

Disposition of Mena Chile

On April 4, 2008, The Company announced that it had completed the sale of its 100% own subsidiary, Compania Minera Mena Resources (Chile) Limitada (“Mena Chile”) to Iron Creek Capital Corp (“Iron Creek”), an unrelated company listed on the TSX Venture Exchange.

The consideration consisted of 2,000,000 common shares in Iron Creek at a deemed price of $0.265 per common share and $325,000 in cash representing the repayment of a loan advanced by the Company to Mena Chile. In addition and pursuant to the terms of a royalty agreement, Mena Chile has granted a net smelter returns royalty to the Company, on any metals recovered equal to 1% on the Vaquillas Property and 2% on mining and mineral interests held by Mena Chile with respect to the Emilia & Pampa property, the Gavi & Mena 1-2 properties and the Suerte property.

The Company has reclassified the Mena Chile assets to assets held for sale at their net realizable value of $855,000 as follows:

$

Cash	37,857
Prepaids	12,075
Mineral properties	805,068
855,000